
**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3628

February 14, 2011

**Via Facsimile and U.S. Mail**

Paul M. Reinstein, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004

> **Re:** **South Hertfordshire United Kingdom Fund, Ltd.**
> **Schedule 13E-3 filed February 1, 2011**
> **File No. 5-82175**
> **Schedule 14A filed February 1, 2011**
> **File No. 0-19889**

Dear Mr. Reinstein:

We have reviewed your filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

General

1. We note your disclosure that all information contained in the Schedule 13E-3 concerning any of the filing parties has been provided by such filing parties and no filing party takes responsibility for the accuracy of any information not supplied by such filing party.  As each of the filing persons is a signatory to the Schedule 13E-3, these statements are inconsistent with the public disclosures otherwise made in the filing.  Please revise to remove the apparent disclaimer that the filing parties do not bear responsibility, and thus are not subject to liability, for the disclosures made in the Schedule 13E-3.

2. Please remove the disclosure disclaiming the applicability of Rule 13e-3 to the transaction and the "affiliate" status of the filing persons. The filing of the Schedule 13E-3 and the identification of a filing person on the Schedule 13E-3 render such disclaimers inappropriate.

Schedule 14A

3. Please revise the proxy statement and proxy card to indicate that they are "preliminary" copies. Refer to Rule 14a-6(e)(1).

4. Please revise to include the information required by Item 403 of Regulation S-K, as of the most recent practicable date. Refer to Item 6(d) of Schedule 14A.

Summary Term Sheet

Distributions to Unitholders in Connection with the Asset Sale…, page 2

5. We note that unitholders will receive approximately $300 per unit. Please revise to summarize in a tabular format how the $300 per unit distribution was determined.

The General Partner's Reasons for the Asset Sale…, page 2

6. We note that the board of the General Partner believes that the proposed Asset Sale is fair to unitholders. Please revise, here and in the Special Factors section, to state whether the transaction is fair to the unaffiliated unitholders of the issuer. Refer to Item 1014(a) of Regulation M-A.

7. Please revise to include the fairness determination by each of the filing persons, including the issuer, ntl (B) Limited, Virgin Media Limited and Virgin Media Inc., in the summary.

Ntl (B) Limited's Financing of the Asset Sale, page 5

8. We note that the Asset Sale will be funded from Virgin Media Inc.'s working capital. Please revise to state the specific source of funds. Refer to Item 1007(a) of Regulation M-A. For example, state whether the source of funds is Virgin Media Inc.'s cash on hand or an existing lending facility.

Required Vote, page 10

9. Please revise to estimate the number of votes required to approve the merger. In addition, noting that the Virgin Media group holds 33% of the vote, estimate the number of votes required from unaffiliated unitholders.

Special Factors, page 14

10. Please revise to include a background section that describes each contact, meeting, or discussion that took place and the substance of the discussions or negotiations at each meeting.  Please identify any counsel, financial advisors or any members of management who were present at each meeting.

Reasons and Position of ntl (Limited) and its Affiliates, page 23

11. Please revise to describe the reasons for undertaking the Asset Sale at this particular time as opposed to another time in the issuer's operating history.  Refer to Item 1013(c) of Regulation M-A.

12. We note that ntl (B) Limited, Virgin Media Inc. and the General Partner believe that the Asset Sale is substantively and procedurally fair.  Please revise to also include the fairness determination of the issuer and Virgin Media Limited, which are also filing persons.

13. We note that ntl (B) Limited and Virgin Media Inc. believe the Asset Sale is fair based on the same factors considered by the board of the General Partner.  Please revise to state whether ntl (B) Limited and Virgin Media Inc. expressly adopt the General Partner's conclusion and analysis to fulfill this disclosure obligation.  Refer to Item 1014(b) and Instruction 2 to Item 1014 of Regulation M-A and Q&A 20 in SEC Release No. 34-17719 (April 13, 1981).

Alternatives to the Asset Sale, page 23

14. We note that the filing persons concluded that the Asset Sale in accordance with the terms of the Partnership Agreement would provide the fairest treatment of the unitholders.  Please revise to further describe the reasons for rejecting the alternatives of a tender offer or a merger.  Refer to Item 1013(b) of Regulation M-A.  It appears that independent appraisals and the approval of a majority of the unaffiliated unitholders could be included in alternative transactions.

Plans for ntl South Herts…, page 24

15. Under a separate section, please revise to describe the effects of the Rule 13e-3 transaction on the issuer, its affiliates and unaffiliated shareholders.  Refer to Item 1013(d) of Regulation M-A.  Please also describe and quantify the benefits and

detriments to each of the issuer, its affiliates and its unaffiliated shareholders. Refer to Instruction 2 to Item 1013 of Regulation M-A.

16. Please revise to clarify whether affiliates will be able to take advantage of any net operating loss carry forwards and, if so, how this impacted the decision to structure the transaction in this manner.

Material United States Federal Income Tax Consequences, page 39

17. Please revise to describe the tax effects on the issuer and each filing person. Refer to Item 1013(d) of Regulation M-A.

Past Contacts, Transactions, Negotiations and Agreements, page 47

18. Please revise to include information for the fiscal year ended December 31, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code:  20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions